TCW Funds, Inc.

865 South Figueroa Street, Suite 1800

Los Angeles, California 90017

June 27, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Valerie Lithotomos, Esq.

Re:	Delaying Amendment for TCW Funds, Inc. (the “Registrant”) Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-151313)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement relating to the proposed reorganization of TCW Equities Fund into the TCW Focused Equities Fund. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on May 30, 2008 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Los Angeles and the State of California, on the 27th day of June, 2008.

If you have any questions or comments, please do not hesitate to contact me at (213) 244-0290 or Joseph P. Kelly, Esq. (949) 442-6027.

TCW Funds, Inc.

/s/ Philip K. Holl
By:	Philip K. Holl
Title:	Secretary